100 East Water Street,
Sandusky, Ohio 44870-2514
419-625-4121
www.fcza.com
February 2, 2006
VIA FACSIMILE (202) 772-9203
Michael K. Pressman
Office of Mergers and Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	First Citizens Banc Corp Schedule TO-I filed January 11, 2006 File No. 5-53073
Dear Mr. Pressman:
     On behalf of First Citizens Banc Corp (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Schedule TO-I (the “Amendment”), as initially filed with the Commission on January 11, 2006. We are delivering a clean copy of the Amendment to you, as well as a clean and marked copy of the Offer to Purchase, revised in accordance with this response letter.
     Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”) dated January 31, 2006. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.
Offer to Purchase
Forward Looking Statements, page 4
1.	We remind you that statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Exchange Act and Regulation M-A telephone interpretation M.2 of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. As a result, please delete the reference to the Private Securities Litigation Reform Act or revise the disclosure to make clear that the safe harbor protections do not apply to statements made in connection with the tender offer.
Equal Employment Opportunity / AA Employer, M/F/D/V

Michael K. Pressman
February 2, 2006

Response: We note the Staff’s comment and have deleted the reference to the Private Securities Litigation Reform Act on page 4 of the revised Offer to Purchase.
Conditions to the Offer, page 12
2.	We note your disclosure that you may exert a condition “regardless of the circumstances giving rise to such event.” We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the issuer and are specific and capable of objective verification when satisfied. Please revise your condition so that action or omission by you can not trigger the condition.

Response: In response to this comment, we have revised the “Conditions to the Offer” section to indicate that a condition may be triggered regardless of the circumstances giving rise to such event or condition, provided that such condition, event or circumstance is not within our direct or indirect control and is not triggered by any act or omission on our part. Please see pages 12 and 13 of the revised Offer to Purchase.
3.	We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Response: We confirm that we will not rely on the waiver language to tacitly waive a material condition to the offer by failing to expressly assert it. We will extend the offer, file an amendment or disseminate additional offer materials as required if we waive a material condition to the offer.
4.	We note your statement that any determination you make will “be final and binding on all parties.” Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of competent jurisdiction are generally considered final and binding in such matters.

Response: In response to this comment, we have deleted the sentence “Any determination or judgment by us concerning the events described above will be final and binding on all parties.” on page 13 of the revised Offer to Purchase.

Michael K. Pressman
February 2, 2006

     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to the Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned or Cipriano S. Beredo at (216) 479-8280 with any comments or questions regarding the Amendment.

Sincerely, FIRST CITIZENS BANC CORP

By:	/s/ James O. Miller

James O. Miller Executive Vice President
cc: Cipriano S. Beredo, Esq.
Enclosures